Exhibit (a)(6)

THE NEW IRELAND FUND, INC.

c/o BNY Mellon Investment Servicing (US) Inc.
One Boston Place, 34th Floor
Boston, Massachusetts 02109

May 15, 2012

Dear Shareholder:

The New Ireland Fund, Inc. (the "Fund") is offering to purchase 924,000 of the Fund's issued and outstanding shares of common stock of the Fund ("Shares"), representing approximately 15% of the Shares as of May 8, 2012, for cash at a price, net to the seller (subject to any applicable withholding taxes and brokerage fees), without interest thereon, equal to 98% of the net asset value ("NAV") per Share as determined by the Fund as of the close of regular trading on the New York Stock Exchange (the "NYSE") on the business day immediately following the day the offer expires (the "Valuation Date") or, if the offer is extended, such date as the Board of Directors of the Fund will determine. The Fund is making the Offer to Purchase pursuant to the Fund's tender offer program, which authorized the Fund to conduct an issuer self-tender offer commencing on May 15, 2012 and expiring on June 13, 2012, unless extended. The tender offer program is believed to represent a responsible allocation of the Fund's assets by providing additional value to shareholders who wish to tender their Shares when discounts have been at higher levels for a prolonged period.

The Offer to Purchase is explained in detail in the Offer to Purchase and Letter of Transmittal. If you wish to tender your Shares, instructions on how to tender Shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer to Purchase. Neither the Fund nor the Board of Directors of the Fund makes any recommendation to any shareholder as to whether the shareholder should tender any or all Shares.

Please note that the Offer to Purchase is scheduled to expire at 11:59 p.m., Eastern Time, on June 13, 2012, unless extended by the Fund. Questions regarding the Offer to Purchase should be directed to AST Fund Solutions, LLC at 1-877-478-5039.

Sincerely,

/s/ Peter J. Hooper
Chairman of the Board